bfinance US Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

ASSETS

Cash	$	168,140
Accounts receivable		536,500
Due from parent		646,212
Prepaid Expense		1,310
Security Deposit		6,100
TOTAL ASSETS	$	1,358,262

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	24,890
TOTAL LIABILITIES		24,890
Commitments and Contingencies (Note 6)		
SHAREHOLDER'S EQUITY		1,333,372
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,358,262